June 19, 2020

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Division of Corporation Finance, Office of Life Sciences

Ms. Ibolya Ignat & Mr. Franklin Wyman

Re:	Teva Pharmaceutical Industries Limited Form 10-K for the Fiscal Year Ended December 31, 2019 filed February 21, 2020 (the “2019 Form 10-K”) File No. 001-16174

Dear Ms. Ignat & Mr. Wyman:

On behalf of Teva Pharmaceutical Industries Limited (“Teva” or the “Company”), set forth below is Teva’s response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) contained in your letter dated March 31, 2020 to Eli Kalif, Teva’s Chief Financial Officer, which response documents the outcome of discussions between the Staff and the Company on May 26, 2020 and June 16, 2020 regarding such comment letter and the Company’s initial response letter dated April 17, 2020. We appreciate the Staff’s discussions with the Company, which assisted the Company to better understand the Staff’s position.

For your ease of reference, we have set forth below the Staff’s comment in italics, followed by Teva’s response thereto.

Form 10-K for the Fiscal Year Ended December 31, 2019

Consolidated Financial Statements

Note 11 – Legal settlements and loss contingencies, page 145:

1.

During 2019, you recorded an expense of $1,178 million in legal settlement and loss contingencies “mainly related to an estimated settlement provision recorded in connection with the remaining opioid cases,” of which $646 million was recorded in the second quarter and $468 million was recorded in the third quarter. Please describe for us the methods and key assumptions used to calculate these loss provisions, particularly the factors that you considered in distinguishing between opioid cases deemed to be probable or not probable. In addition, provide us the following information in your response.

•

For the $646 million loss provision, quantify the specific amounts associated with the Oklahoma litigation, as well as the general loss provision for “a portion of opioid related cases as probable” based on this settlement.

•

For the $468 million loss provision, quantify the specific amounts associated with the settlement with “two plaintiffs in the MDL Opioid Proceeding” and the agreement in principle with North Carolina, Pennsylvania, Tennessee and Texas, as well as the general loss provision for “more likely” opioid-related cases based on these settlements.

•	Explain the factors considered in determining the timing for recognition of these two opioid loss provisions.

•	Quantify for us your range reasonably possible losses related to your opioid exposure, and explain why you did not disclose such range pursuant to ASC 450-20-50-4.

•

Explain the terms, obligations and rights associated with the nationwide settlement framework and how you expect this arrangement to operate in future periods, particularly the expected timing for recognition of costs associated with your provision of up to $23 billion of sublingual tablets and up to $250 million of cash payments over a ten-year period.

•	Describe your expected accounting treatment for each element of this nationwide settlement framework. Refer us to the applicable authoritative accounting guidance.

Response: The range of reasonably possible losses referenced in Note 11 to the Consolidated Financial Statements in the Company’s 2019 Form 10-K referenced in the comment above only covers a situation in which a settlement framework was achieved. An upper end of the range could not be established if the settlement framework agreement is not completed in its current form for the entirety of the State Attorney General litigation with respect to such matters.

Following the filing of the Company’s 2019 Form 10-K, this range of outcomes has materially narrowed and now represents the Company’s most reasonable estimate. Assuming no significant changes in facts and circumstances, the Company will modify its disclosure in future filings to further clarify incorporating the changes set forth in Exhibit A hereto in the Company’s contingencies disclosure.

* * * * * *

Should any member of the Staff have any questions or comments concerning this letter, please do not hesitate to call me.

Very Truly Yours,

/s/ Eli Kalif
Eli Kalif
Executive Vice President, Chief Financial Officer
Teva Pharmaceutical Industries Limited

cc:

Mr. David Stark, Executive Vice President, Chief Legal Officer, Teva

Ms. Deborah Griffin, Senior Vice President, Chief Accounting Officer, Teva

Mr. Ross M. Leff, Esq., Kirkland & Ellis LLP

Exhibit A

Proposed Revision to Commitments and contingencies note

Since May 2014, more than 2,900 complaints have been filed with respect to opioid sales and distribution against various Teva affiliates, along with several other pharmaceutical companies, by a number of cities, counties, states, other governmental agencies, tribes and private plaintiffs (including various putative class actions of individuals) in both state and federal courts. Most of the federal cases have been consolidated into a multidistrict litigation in the Northern District of Ohio (“MDL Opioid Proceeding”) and many of the cases filed in state court have been removed to federal court and consolidated into the MDL Opioid Proceeding. Other cases remain pending in various states. In some jurisdictions, such as Illinois, New York, Pennsylvania, South Carolina, Texas, Utah and West Virginia, certain state court cases have been transferred to a single court within their respective state court systems for coordinated pretrial proceedings. Complaints asserting claims under similar provisions of different state law, generally contend that the defendants allegedly engaged in improper marketing and distribution of opioids, including ACTIQ® and FENTORA®. The complaints also assert claims related to Teva’s generic opioid products. In addition, personal injury plaintiffs, including various putative class actions of individuals, have asserted personal injury and wrongful death claims. Furthermore, approximately 600 complaints have named Anda, Inc. (and other distributors and manufacturers) alleging that Anda failed to develop and implement systems sufficient to identify suspicious orders of opioid products and prevent the abuse and diversion of such products to individuals who used them for other than legitimate medical purposes. Plaintiffs seek a variety of remedies, including restitution, civil penalties, disgorgement of profits, treble damages, attorneys’ fees and injunctive relief. Certain plaintiffs assert that the measure of damages is the entirety of the costs associated with addressing the abuse of opioids and opioid addiction and certain plaintiffs specify multiple billions of dollars in the aggregate as alleged damages. In many of these cases, plaintiffs are seeking joint and several damages among all defendants. ~~An adverse resolution of any of these lawsuits or investigations may involve large monetary penalties, damages, and/or other forms of monetary and non-monetary relief and could have a material and adverse effect on Teva’s reputation, business, results of operations and cash flows.~~ Absent resolutions, trials are expected to proceed in several states in 2020 and 2021. A court in New York had set a date, for a liability trial only, to start in March 2020. However, that trial has been postponed due to the impact of COVID-19. A new trial date has not been set. It is also anticipated that a court in California may reset a trial date, most recently scheduled for June 2020, to the second half of 2020. It is difficult to predict when or if trials will occur in 2020 given the current impact of COVID-19 on the United States and the U.S. judicial system.

In May 2019, Teva settled the Oklahoma litigation brought by the Oklahoma Attorney General (State of Oklahoma, ex. rel. Mike Hunter, Attorney General of Oklahoma vs. Purdue Pharma L.P., et. al.) for $85 million. The settlement did not include any admission of violation of law for any of the claims or allegations made. As the Company demonstrated a willingness to settle part of the litigation, for accounting purposes, management considered a portion of opioid-related cases as probable and, as such, recorded an estimated provision in the second quarter of 2019. Given the relatively early stage of the cases, management viewed no amount within the range to be the most likely outcome. Therefore, management recorded a provision for the reasonably estimable minimum amount in the assessed range for such opioid-related cases in accordance with Accounting Standards Codification 450 “Accounting for Contingencies.”

On October 21, 2019, Teva reached a settlement with the two plaintiffs in the MDL Opioid Proceeding that was scheduled for trial for the Track One case, Cuyahoga and Summit Counties of Ohio. Under the terms of the settlement, Teva will provide the two counties with opioid treatment medication, buprenorphine naloxone (sublingual tablets), known by the brand name Suboxone®, with a value of $25 million at wholesale acquisition cost and distributed over three years to help in the care and treatment of people suffering from addiction, and a cash payment in the amount of $20 million, to be paid in four payments over three years.

Also on October 21, 2019, Teva and certain other defendants reached an agreement in principle with a group of Attorneys General from North Carolina, Pennsylvania, Tennessee and Texas for a nationwide settlement framework (“the framework”). The framework is designed to provide a mechanism by which the Company attempts to seek resolution of remaining potential and pending opioid claims by both the U.S. states and political subdivisions (i.e., counties, tribes and other plaintiffs) thereof. Under this framework~~agreement~~, Teva would provide buprenorphine naloxone (sublingual tablets) with an estimated value of up to approximately $23 billion at wholesale acquisition cost over a ten year period. In addition, Teva would also provide cash payments of up to $250 million over a ten year period. The Company cannot predict if the nationwide settlement framework will be finalized. Following these developments, the Company considered a range of potential settlement outcomes. The current provision is a reasonable estimate of the ultimate costs if the nationwide settlement framework is finalized in its current form. However, if not finalized in its current form for the entirety of the State AG cases, a reasonable upper end of a range of loss cannot be determined. An adverse resolution of any of these lawsuits or investigations may involve large monetary penalties, damages, and/or other forms of monetary and non-monetary relief and could have a material and adverse effect on Teva’s reputation, business, results of operations and cash flows. ~~No single outcome in the range was considered to be more likely than any other outcome; accordingly, in the third quarter of 2019, Teva accrued to the new low end of the range, resulting in an increase in Teva’s previously recorded estimated liability. There was no change in this estimate in the first quarter of 2020.~~